# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 148-150, BOULEVARD DE LA PETRUSSE, LUXEMBOURG, Luxembourg (N4), L-2330
Date of event which requires filing of this statement: 09/18/2025
Amends the filing with accession number 0001104659-23-025321
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"). Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel (CIK 0001733064): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of August 31, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 148-150, BOULEVARD DE LA PETRUSSE, LUXEMBOURG, Luxembourg (N4), L-2330
Comment: This Amendment No. 23 ("Amendment No. 23") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024, Amendment No 13. to the Schedule 13D filed on July 22, 2024, Amendment No. 14 to the Schedule 13D filed on August 2, 2024, Amendment No. 15 to the Schedule 13D filed on August 26, 2024, Amendment No. 16 to the Schedule 13D filed on September 9, 2024, Amendment No. 17 to the Schedule 13D filed on October 11, 2024, Amendment No. 18 to the Schedule 13D filed on March 12, 2025, Amendment No. 19 to the Schedule 13D filed on March 17, 2025, Amendment No. 20 to the Schedule 13D filed on August 13, 2025, Amendment No. 21 to the Schedule 13D filed on August 22, 2025, and Amendment No. 22 to the Schedule 13D filed on September 4, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 23 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, on August 20, 2025, Atlas Investissement entered into European-style call spread option transactions (the "Transactions") with unaffiliated third party financial institutions. The Transactions provide Atlas Investissement with economic exposure to the Common Shares between the lower strike prices and upper strike prices for each respective call thereunder, each in respect of up to 1,111,111 Common Shares, with a premium, strike price and cap price based on pre-determined formulas, which take into account each financial institution's hedging activity (such strike and cap prices, as well as other variables of the Transactions, also subject to adjustments in certain circumstances). The Transactions are exercisable in 40 separate tranches of approximately equal size, with staggered expiration dates on successive trading days (subject to market disruption). The Transactions can be settled in Common Shares or cash subject to certain conditions.

On September 2, 2025, Atlas Investissement entered into an amendment (the "Amendment") to the confirmation of the Transactions with each of the financial institution counterparties. The Amendment extended the initial hedging period with respect to the Transactions from 10 business days following August 20, 2025 to 20 business days from such date.

On September 18, 2025, the initial hedging period (as extended pursuant to the above) with respect to each of the Transactions ended, and in accordance with the terms of the confirmations for such Transactions, the aggregate number of options under such Transactions was reduced so that the final aggregate number of Common Shares to which such Transactions relate is 1,691,380 Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above and in Item 4 of Amendment Nos. 20, 21 and 22 to the Schedule 13D filed on August 13, August 22 and September 4, 2025, respectively, the Reporting Persons have not effected any transactions in Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 23 is incorporated herein by reference.

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (09/22/2025)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad (09/22/2025)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (09/22/2025)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (09/22/2025)
- Jules Niel: /s/ Jules Niel, Jules Niel (09/22/2025)
- John Niel: /s/ John Niel, John Niel (09/22/2025)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (09/22/2025)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (09/22/2025)